EXHIBIT 99.04

Chunghwa Telecom

February 10, 2017

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jan. 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
Jan.	Net sales	18,727,059	19,582,761	(-)855,702	(-)4.37%

Jan- Jan	Net sales	18,727,059	19,582,761	(-)855,702	(-)4.37%

b Trading purpose : None